Mail Stop 4561

January 9, 2009

VIA U.S. MAIL AND FAX (612) 374-4718

Mr. James B. Kylstad
Chief Executive Officer
Why USA Financial Group, Inc.
2801 S. Wayzata Boulevard, Suite 100
Minneapolis, MN 55405

> **Re:** **Why USA Financial Group, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed May 6, 2008**
> **File No. 000-30601**

Dear Mr. Kylstad:

We have reviewed your response letter dated December 29, 2008, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended September 30, 2008

Note 1. Impairment of Long-Lived Assets, page 7

1.  We have reviewed your response to our prior comment 1, and while we note that you did not believe goodwill was further impaired during 2008 prior to September 30, it does appear that the significant change in the business climate during the year should have cause goodwill to be tested for impairment between annual tests, in accordance with paragraph 28 of SFAS 142. Please tell us whether or not you have tested goodwill for impairment during the quarter ended December 31, 2008, and if so, whether or not any impairment was recognized. Additionally, you noted in your response that the mortgage brokerage reporting unit includes your

corporate headquarters building.  Please tell us how you determined it was appropriate to include these corporate assets in your mortgage brokerage reporting unit for impairment testing.

2. Please tell us, and in future filings please disclose, the following information related to your goodwill testing:

- The reporting unit level at which you test goodwill for impairment and your basis for that determination.

- Each of the valuation methodologies used to value goodwill (if multiple approaches are used), including sufficient information to enable a reader to understand how each of the methods used differ, the assumed benefits of a valuation prepared under each method, and why management selected these methods as being the most meaningful for the company in preparing the goodwill impairment analyses.

- How you weight each of the methods used including the basis for that weighting (if multiple approaches are used).

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes.

- How the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

- Your historical success with meeting the projections used in your impairment testing models.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,


Daniel L. Gordon
*Branch Chief*